

May 28, 2013

<u>Via E-mail</u>
Ms. Laurel J. Krzeminski
Senior Vice President and Chief Financial Officer
Granite Construction Incorporated
585 West Beach Street
Watsonville, CA 95076

      **RE: Granite Construction Incorporated
                Form 10-K for the Year ended December 31, 2012
                Filed March 1, 2013
                File No. 1-12911**

Dear Ms. Krzeminski:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Terence O'Brien

                Terence O'Brien
                Accounting Branch Chief